Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated October 27, 2020

Registration No. 333-236001

$85,000,000

4.375% Fixed-to-Floating Rate Subordinated Notes due 2030

Term Sheet

Issuer:	Banc of California, Inc. (NYSE: BANC) (the “Company” or “Issuer”)

Security:	4.375% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Notes”)

Aggregate Principal Amount:	$85,000,000

Expected Ratings:	BBB- by Kroll Bond Rating Agency, Inc.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Pricing Date:	October 27, 2020

Settlement Date:	October 30, 2020 (T+3)

Maturity Date (if not previously redeemed):	October 30, 2030

Interest:	From and including the Settlement Date to, but excluding, October 30, 2025 or the date of earlier redemption (the “fixed rate period”), a fixed rate of 4.375% per annum, payable semi-annually in arrears. From and including October 30, 2025 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined under “Description of Subordinated Notes — Interest” in the Preliminary Prospectus Supplement), plus a spread of 419.5 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:	Fixed rate period: April 30 and October 30 of each year, commencing on April 30, 2021. The last interest payment date for the fixed rate period will be October 30, 2025.

Floating rate period: January 30, April 30, July 30 and October 30 of each year, commencing on January 30, 2026.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period: 30/360.

Floating rate period: 360-day year and the number of days actually elapsed.

Redemption:	The Company may, at its option, beginning with the interest payment date of October 30, 2025, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) to the extent such approval is then required under the rules of the Federal Reserve Board, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

The Company may also redeem the Notes at any time prior to the Maturity Date, including prior to October 30, 2025, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve Board to the extent such approval is then required under the rules of the Federal Reserve Board, upon the occurrence of a “Tax Event,” a “Tier 2 Capital Event” (each as defined under “Description of Subordinated Notes—Redemption” in the Preliminary Prospectus Supplement), or Banc of California, Inc.’s becoming required to register as an investment company pursuant to the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the date of redemption.

See “Description of Subordinated Notes—Redemption” in the Preliminary Prospectus Supplement.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples in excess thereof.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, including, but not limited to, the possible redemption of the Company’s Series D Depositary Shares and/or Series E Depositary Shares (each as defined under “Use of Proceeds” in the Preliminary Prospectus Supplement), the possible repurchase of shares of Company’s common stock, par value $0.01 per share, the maintenance of required regulatory capital and to support future growth. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Price to Public:	100% of aggregate principal amount of the Notes

Underwriters’ Discount:	1.5% of aggregate principal amount of the Notes

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$83,725,000

Ranking:

The Notes will be general unsecured subordinated obligations of the Company and will be:

•  junior in right of payment to any of the Company’s existing and future Senior Debt (as defined under “Description of Subordinated Notes” in the Preliminary Prospectus Supplement), including its 5.25% senior notes due April 15, 2025;

•  equal in right of payment with any of its future subordinated indebtedness;

•  effectively subordinated to all of its secured indebtedness to the extent of the value of the assets securing such indebtedness; and

•  structurally subordinated to any existing and future liabilities and obligations of its subsidiaries, including the deposit liabilities and claims of other creditors of its bank subsidiary, Banc of California, National Association (the “Bank”).

At June 30, 2020, Banc of California, Inc. had $175.0 million of Senior Debt outstanding, and the Bank had total deposits of $6.04 billion and Federal Home Loan Bank advances of $624.0 million, respectively, to which the Notes will be structurally subordinated. The Federal Home Loan Bank advances are secured by certain real estate loans and certain investment securities.

CUSIP/ISIN:	05990KAD8 / US05990KAD81

Sole Book-Running Manager:	Keefe, Bruyette & Woods, A Stifel Company

Co-Managers:	Piper Sandler & Co. D.A. Davidson & Co.

*

Note: We expect that delivery of the Notes will be made against payment therefor on or about October 30, 2020, which will be the third business day following the date of pricing of the Notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

The Issuer has filed a registration statement (File No. 333-236001) (including a base prospectus) and a preliminary prospectus supplement, dated October 27, 2020 (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the underwriter or any dealer participating in the offering will arrange to send you copies of the base prospectus, the related Preliminary Prospectus Supplement or final prospectus supplement (when available) if you request it by calling Keefe, Bruyette & Woods, A Stifel Company, toll free at 1-800-966-1559 or by emailing USCapitalMarkets@kbw.com.

Capitalized terms used but not defined in this Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.